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SEC
Mail Processing
Section
FEB 27 2013
Washington DC
401

SEC
SECURITIES A.
Washington, D.C. 20549

13013011

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44466

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12   AND ENDING   12/31/12
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Heritage Securities, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 655 W Market St
                                       (No. and Street)

 Akron   OH   44303
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Edgar Ingraham   330-535-0881
                                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

        Skoda Minotti
                        (Name – if individual. state last, first, middle name)

 6685 Beta Drive,   Mayfield Village,   OH   44143
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Edgar G. Ingraham_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__American Heritage Securities, Inc._____, as

of __December 31_____, 20 12____, are true and correct. I further swear (or affirm) that neither the company nor any partner. proprietor. principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN HERITAGE SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS



SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDER
AMERICAN HERITAGE SECURITIES, INC.

We have audited the accompanying statement of financial condition of American Heritage Securities, Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Heritage Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 15, 2013

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | *ph* 440 449 6800 | *fx* 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | *ph* 330 668 1100 | *fx* 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

ASSETS
Cash	$	225,395
Marketable securities ($50,000 of which is restricted as an escrow deposit)		106,334
Commissions receivable		14,905
Note receivable		39,617
Property and equipment, net		9,376
Security deposits		2,200
	$	397,827

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Accounts payable	$	11,223
Accrued liabilities		4,026
		15,249

STOCKHOLDER'S EQUITY
Common stock (15 shares authorized, issued, and outstanding)	$	45,000	
Retained earnings		337,578	382,578
		$	397,827

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2012

REVENUES		
Commissions	$	309,542
Management fees		228,072
Investment income		8,773
Net unrealized gain on marketable securities		8,397
		554,784
EXPENSES		
Commissions		365,508
Depreciation		1,851
Office related expenses		11,913
Other expenses		8,297
Payroll taxes and benefits		10,409
Professional fees		4,125
Salaries and wages		92,834
Registration fees		4,386
Rent		37,200
Telephone		2,077
		538,600
INCOME BEFORE PROVISION FOR INCOME TAXES		16,184
PROVISION FOR INCOME TAXES		2,404
NET INCOME	$	13,780

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

	Common Stock	Retained Earnings	Total
Balance at December 31, 2011	$ 45,000	$ 333,798	$ 378,798
Net income	-	13,780	13,780
Dividends	-	(10,000)	(10,000)
Balance at December 31, 2012	$ 45,000	$ 337,578	$ 382,578

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 13,780
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Add back: Item not affecting cash		
Depreciation	$ 1,851	
Cash provided by (used in) changes in the following items:		
Decrease in marketable securities	21,603	
Decrease in commissions receivable	1,486	
Decrease in other receivables	779	
Decrease in accounts payable	(7,564)	
Decrease in accrued liabilities	(1,592)	16,563
Net cash provided by operating activities		30,343
CASH FLOWS FROM INVESTING ACTIVITIES:		
Collections on note receivable	22,225	
Purchases of property and equipment	(5,638)	
Net cash provided by investing activities		16,587
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(10,000)
NET INCREASE IN CASH		36,930
CASH - BEGINNING OF YEAR		188,465
CASH - END OF YEAR		$ 225,395

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

INCOME TAXES	$ 2,986	

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Businesses

American Heritage Securities, Inc. (the Company) was incorporated in 1991 for the purpose of operating as a broker-dealer in securities. The Company operates as an introducing broker, whose services are limited to accepting customer orders. The Company has a business relationship with an independent clearing broker who is responsible for processing and settling customer transactions on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Marketable Securities

The Company determines the appropriate classification of its investments in marketable securities at the time of purchase, in accordance with GAAP, and reevaluates such determinations at each balance sheet date. As of December 31, 2012, all investments in securities were classified as held primarily for sale during the Company's normal operating cycle and have been reported at fair value, with unrealized gains and losses recognized in earnings. For purposes of determining realized gains and losses, the cost of securities sold is based on specific identification.

Restricted escrow deposits consist of government bonds. These deposits are restricted in accordance with the Company's agreement with its independent clearing broker, who is responsible for processing and settling customer transactions on a fully disclosed basis.

Commissions Receivable

Commissions receivable are from clearing organizations and mutual funds, and are stated at the amount management expects to collect from outstanding balances related to commission fees and gains. Since these relate to commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management, nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

AMERICAN HERITAGE SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment are provided by the use of accelerated and straight-line methods over the following estimated useful lives of the assets:

Furniture and fixtures	3 - 5	years
Office equipment	3 - 5	years
Vehicle	5	years

Revenue Recognition

Commission income and related commission expenses are recorded on a settlement-date basis, which does not differ significantly from a trade-date basis.

Income Taxes

The Company has elected under the Internal Revenue Code to be taxed as a C Corporation. The current provision for Federal income taxes totaled $2,404 for the year ended December 31, 2012. There are no material differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company files income tax or information returns in the U.S. Federal jurisdiction, and various state and local jurisdictions. The Company currently has no uncertain tax positions that have been taken and believes it can defend its tax returns to any tax jurisdiction. The Company is no longer subject to examination by tax authorities for years before 2009.

Subsequent Events

The Company evaluated subsequent events through February 15, 2013, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. At December 31, 2012, the Company exceeded all net capital requirements.

AMERICAN HERITAGE SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

3. NOTE RECEIVABLE FROM STOCKHOLDER

As of December 31, 2012, the Company had a note receivable from its sole stockholder totaling $39,617. This note bears interest at a rate of 5% per annum and is to be repaid to the Company in monthly installments of $2,068, including interest, through August 2014. This note is secured by certain real property which the Company is leasing as office space. Future maturities of this note receivable are as follows:

YEAR ENDING DECEMBER 31,	
2013	$ 23,370
2014	16,247
	$ 39,617

4. MARKETABLE SECURITIES

Marketable securities, as of December 31, 2012, consist of equities and fixed income securities. Original cost, fair value and unrealized changes in market value at December 31, 2012 are summarized below:

	Original Cost	Unrealized Appreciation	Fair Value
Fixed income securities:			
Restricted	$ 50,000	$ 703	$ 50,703
Unrestricted	29,722	3,924	33,646
Equities	18,215	3,770	21,985
	$ 97,937	$ 8,397	$ 106,334

5. FAIR VALUE OF INVESTMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

- Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.

5. FAIR VALUE OF INVESTMENTS (continued)

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.

- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liabilities based on the best available information.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012:

Fixed income securities - Valued at quoted market prices.

Equities - Valued at quoted market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants; the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

All of the Company's investments are considered to be Level 1.

6. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with EGI Financial, Inc. (EGI). EGI is a related entity owned by the Company's sole stockholder. As compensation for this arrangement, the Company receives a management fee equal to 82% of EGI's operating revenue. During the year ended December 31, 2012, management fees from EGI totaled $228,072.

The Company leases office space from its sole stockholder. Rent expense for the year ended December 31, 2012 totaled $37,200.

AMERICAN HERITAGE SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

7. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2012 consists of:

Furniture and fixtures	$ 32,590
Office equipment	14,934
Vehicle	30,943
	78,467
Less: Accumulated depreciation	(69,091)
Property and equipment, net	$ 9,376

8. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the Plan) that meets the requirements of a "Savings Incentive Match Plan for Employees" (SIMPLE), as defined by the Internal Revenue Code. For the year ended December 31, 2012, the Company contributed $2,797 to the Plan.

9. INDEMNIFICATION

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services, to the Company. The maximum potential amounts of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will be required to make significant payments under these arrangements and, therefore, no contingent liability has been recorded in the accompanying financial statements.

10. RISKS AND UNCERTAINTIES

The Company's marketable securities are exposed to various risks such as interest rate, market and credit risks. The Company could incur losses or gains as a result of changes in the fair value of the securities and such changes could materially affect the Company's financial condition.

AMERICAN HERITAGE SECURITIES, INC.

SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2012

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3
Not applicable due to exemption under Section (k)(2)(l) of Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
Not applicable due to exemption under Section (k)(2)(l) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE
REQUIREMENT COMPUTATION
There are no material differences between the computation of net capital under
Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA
unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve
requirements under exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(l)
of Rule 15c3-3.

AMERICAN HERITAGE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

FORM
X-17A-5
LINE

COMPUTATION OF NET CAPITAL:

1	Total stockholder's equity from statement of financial condition	$ 382,578
2	Less: Stockholder's equity not allowable for net capital	-
3	Total stockholder's equity qualified for net capital	382,578
6D	Total other deductions	(52,273)
8	Net capital before haircuts on security positions	330,305
9	Haircuts on securities pursuant to 15c3-1	(7,515)
10	Net capital	$ 322,790

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

11	Minimum net capital required	$ 1,017
12	Minimum dollar requirement	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	
	Net capital	$ 322,790
	Less: Net capital requirement	(5,000)
	Total	$ 317,790
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 316,790

AGGREGATE INDEBTEDNESS:

16 and 19	Aggregate indebtedness liabilities	$ 15,249
20	Percent of aggregate indebtedness to net capital	4.72%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Report of Independent Registered Public Accounting Firm.

AMERICAN HERITAGE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2012

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total stockholder's equity from statement of financial condition	$ 382,578	$ 379,463	$ 3,115
Other deductions	(52,273)	(49,158)	(3,115)
Haircuts on securities pursuant to 15c3-1	(7,515)	(7,515)	-
Net capital	$ 322,790	$ 322,790	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 1,017	$ 1,017	$ -
Net capital requirement	$ 5,000	$ 5,000	$ -
Excess net capital			
Net capital	$ 322,790	$ 322,790	$ -
Less: Net capital requirement	(5,000)	(5,000)	-
Total	$ 317,790	$ 317,790	$ -
Excess net capital at 1000 percent	$ 316,790	$ 316,790	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 15,249	$ 15,249	$ -
Percent of aggregate indebtedness to net capital	4.72%	4.72%	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

See the Report of Independent Registered Public Accounting Firm.



SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE STOCKHOLDER
AMERICAN HERITAGE SECURITIES, INC.

In planning and performing our audit of the financial statements and supplementary financial information of American Heritage Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | *ph* 440 449 6800 | *fx* 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | *ph* 330 668 1100 | *fx* 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 15, 2013



SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON
APPLYING AGREED-UPON PROCEDURES

TO THE STOCKHOLDER
AMERICAN HERITAGE SECURITIES, INC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by American Heritage Securities, Inc. (AHS) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating AHS's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). AHS's management is responsible for AHS's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 15, 2013

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | *ph* 440 449 6800 | *fx* 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | *ph* 330 668 1100 | *fx* 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com



AMERICAN HERITAGE SECURITIES, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2012